

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

May 11, 2011

Robert B. Toth
Polypore International, Inc.
President and Chief Executive Officer
11430 North Community House Road, Suite 350
Charlotte, N.C. 28277

> **Re:** **Polypore International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 10, 2011**
> **File No. 333-173313**

Dear Mr. Toth:

We have reviewed your amended registration statement and response letter filed May 10, 2011.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Annex I

1. Please revise your letter to include your representation that, with respect to any broker-dealer that participates in the exchange offer with respect to the Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the Exchange Notes.

2. Please revise clause (ii) of paragraph 4 to clearly state that the broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of any Exchange Notes. Please also revise the fourth paragraph on page 3 of the Letter of Transmittal accordingly.

You may contact Chambre Malone at (202) 551-3262, or in her absence, me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Cristopher Greer, Esq. (via facsimile at (212) 728-9214)
       Willkie Farr & Gallagher LLP
       787 Seventh Avenue
       New York, NY 10019